UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______*)

FAIRCHILD INTERNATIONAL CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

3037 19 20 7
(CUSIP Number)

David Stadnyk 4725 West 4th Avenue Vancouver, BC, Canada V6T 1E4 604.802.9503
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	3037 19 20 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Alexander Stadnyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,276,000 common shares (plus 276,000 warrants to purchase common shares at a price of $0.17 expiring August 22, 2003, none of which have been exercised as at the date of this Schedule 13D)
	8	SHARED VOTING POWER
nil
	9	SOLE DISPOSITIVE POWER
1,276,000 common shares (plus 276,000 warrants to purchase common shares at a price of $0.17 expiring August 22, 2003, none of which have been exercised as at the date of this Schedule 13D)
	10	SHARED DISPOSITIVE POWER
nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,276,000 common shares (plus 276,000 warrants to purchase common shares at a price of $0.17 expiring August 22, 2003, none of which have been exercised as at the date of this Schedule 13D)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.32% (based on 17,419,603 common shares issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source Symbol

Subject Company (Company whose securities are being acquired) SC

Bank BK

Affiliate (of reporting person) AF

Working Capital (or reporting person) WC

Personal Funds (of Reporting person) PF

Other OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise furnish place of organization. (See Item 2 of Schedule 13D.)

(7) - (11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category Symbol

Broker-Dealer BD

Bank BK

Insurance Company IC

Investment Company IV

Investment Advisor IA

Employee Benefit Plan, Pension Fund, or Endowment Fund EP

Parent Holding Company HC

Corporation CO

Partnership PN

Individual IN

Other OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matters incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.
  Security and Issuer

  Common shares, $0.001 par value

  Fairchild International Corporation
  Suite 600, 595 Hornby Street
  Vancouver, British Columbia V6C 1A4
  ("Fairchild" or the "Corporation")

  Identity and Background

  David Stadnyk is a Canadian citizen and a businessman residing at 4725 West 4th Avenue, Vancouver, British Columbia, Canada V6T 1E4.

  David Stadnyk has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

  Source and Amount of Funds or Other Considerations

  David Stadnyk initially acquired 276,000 common shares and 276,000 warrants of Fairchild on August 22, 2001 in private offering pursuant to Regulation S of the Securities Act of 1933. These securities were issued to Mr. Stadnyk to settle an outstanding debt owed to him by the Corporation. The offering was a unit offering of the Corporation at a price of $0.1445 per unit. Each unit consisted of one common share and one warrant of Fairchild. Each warrant is exercisable into one common share of the Corporation for a period of two years at a price of $0.17 per common share. Mr. Stadnyk subscribed for 276,000 units at a price of $0.1445 per unit for a total value of $39,882. As of the date hereof, Mr. Stadnyk has not exercised any of the warrants.

  On May 23, 2002, Mr. Stadnyk acquired 1,000,000 common shares upon exercise of stock options. The stock options were issued pursuant to a Consultant Services Agreement dated March 14, 2002, between the Corporation and David Stadnyk at $0.03 per share for total value of $30,000, in consideration for corporate advisory and consulting services provided by him to Fairchild. The $30,000 consideration for the exercise of the stock options was paid by Mr. Stadnyk agreeing to settle $30,000 of indebtedness otherwise owing to him by Fairchild. The 1,000,000 common shares issuable upon exercise of the stock options were registered on a Form S-8 filed with the US Securities and Exchange Commission on May 23, 2002.

  Purpose of Transaction

  As noted above, Mr. Stadnyk initially acquired 276,000 common shares and 276,000 warrants of Fairchild on August 22, 2001 in private offering pursuant to Regulation S of the Securities Act of 1933. These securities were issued to Mr. Stadnyk to settle an outstanding debt owed to him by the Corporation. The offering was a unit offering of the Corporation at a price of $0.1445 per unit. Each unit consisted of one common share and one warrant of the Corporation exercisable for two years at a price of $0.17 per common share. Mr. Stadnyk subscribed for 276,000 units at a price of $0.1445 per unit for total value of $39,882. As of the date hereof, Mr. Stadnyk has not exercised any of the warrants.

  On May 23, 2002, Mr. Stadnyk acquired 1,000,000 common shares upon exercise of stock options. The stock options were issued pursuant to a Consultant Services Agreement dated March 14, 2002, between the Corporation and David Stadnyk at $0.03 per share for total value of $30,000, in consideration for corporate advisory and consulting services provided by him to Fairchild. The $30,000 consideration for the exercise of the stock options was paid by Mr. Stadnyk agreeing to settle $30,000 of indebtedness otherwise owing to him by Fairchild. The 1,000,000 common shares issuable upon exercise of the stock options were registered on a Form S-8 filed with the US Securities and Exchange Commission on May 23, 2002.

  Other than the warrants to purchase 276,000 common shares of Fairchild, Mr. Stadnyk does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of Fairchild; an extraordinary corporate transaction involving Fairchild or its subsidiaries; a sale or transfer of a material amount of Fairchild's or its subsidiaries' assets; any change in the present board of directors or management of Fairchild; any material change in the present capitalization or dividend policy of Fairchild; any other material change in Fairchild's corporate structure; any changes to Fairchild's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of Fairchild to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of Fairchild becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

  Interest in Securities of the Issuer

  Mr. Stadnyk beneficially owns an aggregate of 1,276,000 common shares (7.32%) in the capital of Fairchild and has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,276,000 common shares (7.32%) in the capital of Fairchild. He also holds warrants which are exercisable to acquire up to 276,000 common shares of Fairchild, which are exercisable but have not been exercised as at the date of this Schedule 13D.

  Mr. Stadnyk has not effected any other transaction in the common shares in the capital of Fairchild in the past sixty days.

  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  None.

  Material to Be Filed as Exhibits

10.1 Consultant Services Agreement dated March 14, 2002 between Fairchild International Corporation and David Stadnyk (incorporated by reference on a Form S-8 Registration Statement filed with the U.S. Securities and Exchange Commission on May 23, 2002)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2002

/s/ David Stadnyk

David Stadnyk

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).